REGENCY ENERGY PARTNERS LP

2001 Bryan Street, Suite 3700

Dallas, Texas 75201

January 17, 2014

Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Regency Energy Partners LP
Amendment No. 1 to Registration Statement on Form S-4
Filed December 19, 2013
File No. 333-192184

Dear Ms. Parker:

This letter sets forth responses of Regency Energy Partners LP (“Regency”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 3, 2014, with respect to the above-referenced registration statement on Form S-4 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

As discussed with Ms. Caroline Kim, we are submitting this letter in advance of filing through EDGAR Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. We have attached as Exhibit A hereto certain draft pages of Amendment No. 2, marked to show changes proposed to be made in response to the Staff’s comments. In addition, we have attached as Exhibit B hereto certain draft pages of Amendment No. 2, likewise marked to show changes proposed to be made since the filing of above-referenced Amendment No. 1 to the Registration Statement, relating to (a) two pending acquisition transactions recently announced by Regency and (b) updates to the discussion under “Interests of Directors and Executive Officers of PVR in the Merger” relating to a retention program adopted by PVR.

A copy of this letter has been furnished through EDGAR as correspondence. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

General

1.	Please revise your filing to incorporate your response to prior comment 7, in which you state that the parties did not consider an adjustable or non-fixed ratio. In that regard, we note that the proposed exchange ratio was significantly reduced.

Securities and Exchange Commission

RESPONSE: Regency acknowledges the Staff’s comment and will revise the Registration Statement accordingly. Please see draft page 61 included in Exhibit A hereto.

2.	Your disclosure at page 64 does not appear to address our concerns in prior comment 8. For example, please expand your disclosure to explain how you determined a lower exchange ratio of 1.02 from 1.06 to 1.07 and other terms based on your evaluation of the due diligence and the interests of your unitholders.

RESPONSE: Regency acknowledges the Staff’s comment and will revise the Registration Statement accordingly. Please see draft page 66 included in Exhibit A hereto.

*        *        *         *        *

Regency hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Regency may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact the undersigned at (214) 840-5813 or M. Breen Haire of Baker Botts L.L.P. at (713) 229-1648.

Very truly yours,

/s/ Frances Kilborne
Associate General Counsel

cc:	Thomas E. Long (Regency GP LLC)
Bruce D. Davis, Jr. (PVR GP, LLC)
Neel Lemon (Baker Botts L.L.P.)
Joshua Davidson (Baker Botts L.L.P.)
M. Breen Haire (Baker Botts L.L.P.)
Michael Swidler (Vinson & Elkins L.L.P)
Michael Rosenwasser (Vinson & Elkins L.L.P.)